**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

June 19, 2002
(Date of earliest event reported)

**KINDER MORGAN, INC.**
(Exact name of registrant as specified in its charter)

| **Kansas** | **1-6446** | **48-0290000** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

500 Dallas, Suite 1000
Houston, Texas 77002
(Address of principal executive offices, including zip code)

713-369-9000
(Registrant's telephone number, including area code)

**Item 5.  Other Events.**

As previously disclosed in Kinder Morgan, Inc.'s Form 10-Q for the period ended March 31, 2002 as filed with the Securities and Exchange Commission on May 10, 2002, Kinder Morgan, Inc. adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, referred to in this report as SFAS 142, effective January 1, 2002. In order to illustrate how the provisions of SFAS 142 would have affected the financial statements of Kinder Morgan, Inc. if SFAS 142 had been in effect for the five years ended December 31, 2001, and to set forth the transitional disclosures described in SFAS 142, Kinder Morgan, Inc. has filed as Exhibit 99.1 to this report (1) the Five-Year Review of Kinder Morgan, Inc. and subsidiaries previously filed as Item 6 to Kinder Morgan, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission on February 20, 2002, and (2) a table showing the changes that would have been reflected in its net income and earnings per share if the provisions of SFAS 142 had been in effect for the five years ended December 31, 2001.

**Item 7.  Financial Statements, Pro Forma Financial Information and Exhibits.**

   a)   Financial Statements.  Not Applicable.

   b)   Pro Forma Financial Information. Not Applicable.

   c)   Exhibits.

   The following materials are filed as exhibits to this Current Report on Form 8-K.

| Exhibit Number | Description |
| --- | --- |
| 99.1 | Selected Financial Data, including transitional disclosures described in SFAS No. 142 |

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KINDER MORGAN, INC.

Dated: June 19, 2002                                     By: /s/  JOSEPH LISTENGART
                                                             Joseph Listengart
                                                             Vice President and General Counsel

EXHIBIT INDEX

| Exhibit Number | Description |
| --- | --- |
| 99.1 | Selected Financial Data, including transitional disclosures described in SFAS No. 142 |